SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter to shareholders, dated June 28, 2007, announcing the filing of form 20-F with the SEC for fiscal year 2006.

Item 1

Buenos Aires, June 28, 2007

Filing of 2006 Annual Report on Form 20-F

In accordance with the new requirement of the NYSE Listed Company Manual, YPF S.A. informs that it has filed its Annual Report Form 20-F for fiscal year 2006 with the United States Securities and Exchange Commission (“SEC”).

The document is also posted on

http://www.repsolypf.com/ar_es/todo_sobre_repsol_ypf/informacion_para_accionistas_e_inversores/inf

_economicofinanciera/informes_financieros/Informeanualformato20FYPFSA/default.aspx in the “Shareholders and Investors” section. Hard copies of the document, which includes the company’s complete audited financial statements, may be obtained free of charge by shareholders upon request.

For a copy of the annual report, requests should be directed to:

Investor Relations

Avenida Roque Saenz Peña 777

(C1035AAC)

Ciudad Autónoma de Buenos Aires

ARGENTINA

Phone: (5411) 4329-5531

inversores@repsolypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	June 28, 2007	By:	/s/ Walter Cristian Forwood
			Name:	Walter Cristian Forwood
			Title:	Chief Financial Officer